The Phoenix Assurance Company Chooses BluePhoenix for
Post-Merger Consolidation and Transformation Project

BluePhoenixTM DataMigrator and Remediator Technologies Created Integrated
and Consistent Mission-Critical System Following Merger with Hadar Insurance

 Cary, NC and Herzlia, Israel - June 8, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has completed a mission-critical code and data merge project at the Israel Phoenix Assurance Company, one of the largest insurance firms in Israel. The automated BluePhoenixTM DataMigrator and Remediator technologies were used to integrate Phoenix' IT systems, following a merger between them and Hadar Insurance.

The project covered more than 440 million data records, 400 Oracle tables, 2400 COBOL programs and 2000 SQR, SQL and shell scripts in several phases - data migration, code merge, and field adjustment. First, the data was integrated by converting the Hadar database and loading it into the Phoenix database using the automated BluePhoenixTM DataMigrator tool. Second, a large number of programs needed to be adjusted in order to ensure that all codes and entities match in both IT environments. Using the pattern utility of the automated BluePhoenixTM Remediator tool, which identifies the changes required for each file, hundreds of COBOL, SQR and SQL programs as well as shell scripts embedded into the business logic were amended and expanded according to the company's business rules.

"Following the merger, we had to seamlessly integrate two large IT systems that used a variety of coding and naming conventions. The project had to provide us with the capabilities to standardize all insurance policies and services," said Ada Markman, CIO at the Israel Phoenix Assurance Company. "Based on the successful project we did with BluePhoenix three years ago, we knew that they would be the best choice for this job also. The project was professionally executed, our schedule was met, and we had no unnecessary interruptions to our daily activities."

"Israel Phoenix Assurance is one of our strategic customers," added Arik Kilman, CEO of BluePhoenix Solutions. "Our modernization technology is perfectly suited for these kinds of projects in general and for the finance industry in particular as evidenced by the large number of insurance and banking firms we've worked with worldwide."

About the Israel Phoenix Assurance Company

Founded in 1949, the Israel Phoenix Assurance Company is the third largest insurance group in Israel. The firm covers all general insurance lines of business, including life, motor vehicle, property, liability, and health care.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel and Australia. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

(919) 319-2270

tbelkin@bphx.com